UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

A.H. Belo Corporation

(Name of Issuer)

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

001282 20 1

(CUSIP Number)

James M. Moroney III

P.O. Box 224866

Dallas, TX 75222-4866

(214) 977-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons James M. Moroney III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 76,049 (1)
	8.	Shared Voting Power 503,470 (2)
	9.	Sole Dispositive Power 76,049 (1)
	10.	Shared Dispositive Power 503,470 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 579,519 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 23.7%
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 60,000 Series B shares subject to options that are presently exercisable or that become exercisable within 60 days. The number does not include 320 Series B shares owned by Mr. Moroney’s spouse and 160 Series B shares held in trusts and corporate for the benefit of Mr. Moroney’s children, as to all of which shares Mr. Moroney disclaims beneficial ownership.
(2)	Includes 503,374 Series B shares held in Moroney Preservation Limited and 96 Series B shares that are held by Mr. Moroney in joint tenancy with his spouse.

1.	Names of Reporting Persons Moroney Preservation Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 503,374
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 503,374
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 503,374
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.6%
14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 2 to Schedule 13D (this “Statement”) is filed by James M. Moroney III, individually (“Mr. Moroney”), and by Moroney Preservation Limited, a Texas limited partnership (“Preservation”), the general partner of which is Moroney Holdings, Inc., an entity which is controlled by Mr. Moroney, with respect to shares of the Series B common stock, par value $0.01 per share (the “Series B Common Stock”), of A.H. Belo Corporation, a Delaware corporation (the “Issuer”) to report the following changes to the information previously disclosed in Amendment No. 1 to Schedule 13D filed February 14, 2012.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented to add the following information for updating as of the date hereof:

On January 17, 2013, Moroney Marital LP, an entity controlled by Mr. Moroney, distributed 10,420 shares of Series B Common Stock to Mr. Moroney for no consideration, which did not result in any change in beneficial ownership by Mr. Moroney, who was deemed to beneficially own the shares held by Moroney Marital LP.

This Statement also reflects the deemed dispositions of 15,200, 15,000, 17,000 and 5,500 shares of Series B Common Stock by Mr. Moroney on December 6, 2012, on December 5, 2013, on December 3, 2014 and on December 9, 2015, respectively, resulting from the expiration without exercise of employee stock options held by Mr. Moroney. No funds were expended in connection with the foregoing deemed dispositions.

Item 4.	Purpose of Transaction.

Item 4 amended and restated in its entirety as of the date hereof:

The primary business of Preservation is to maintain the voting rights of the Series B Common Stock that it holds and to prevent ownership of the Series B Common Stock from becoming fractionalized. On behalf of Preservation, Mr. Moroney intends to review Preservation’s investment in the Issuer on a continuing basis and may, at any time, consistent with his obligations under the federal securities laws, determine to increase or decrease its ownership of securities of the Issuer through purchases or sales in the open market or in privately-negotiated transactions or distributions to Preservation’s partners, including estate planning transactions. The review of Preservation’s holdings in the Issuer’s Series B Common Stock will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, general economic conditions, financial and stock market conditions, considerations arising from tax and estate planning matters, and Preservation’s or its partners’ need for or availability of capital. At the time of this filing, Preservation does not have any plans to acquire or dispose of additional securities of the Issuer in the immediate future. However, Preservation may engage in privately-negotiated transactions in the future, and Preservation hereby reserves the right to reevaluate its investment in the Issuer and to acquire or dispose of additional securities.

Mr. Moroney intends to review his investment in the Issuer, both in his individual capacity and through his voting and/or investment power over various persons and entities that hold shares of the Issuer’s Series A and/or Series B Common Stock, on a continuing basis and may, at any time, consistent with his obligations under the federal securities laws, determine to increase or decrease his and/or their ownership of securities of the Issuer through purchases or sales in the open market or in privately-negotiated transactions, including estate planning transactions. The review of these respective holdings in the Issuer’s Series A and/or Series B Common Stock will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, general economic conditions, financial and stock market conditions, considerations arising from tax and estate planning matters, such person’s need for and availability of capital, and any other facts and circumstances which may become known to him regarding his and/or their investment in the Issuer. As executor of the estate of his mother, Mr. Moroney may from time to time sell on behalf of or distribute to the estate and/or the beneficiaries of the estate, including himself, shares of the Issuer’s Series A Common Stock beneficially owned by the estate. Other than the foregoing, at the time of filing this Statement, neither Mr. Moroney nor any of the persons or any entities for which he has voting and/or investment power have any plans to acquire additional securities of the Issuer in the open market in the immediate future. However, Mr. Moroney may engage in privately-negotiated or open market transactions in the future for his own account and/or their account, and Mr. Moroney may, from time-to-time, engage in transactions in securities of the Issuer under various employee benefit and compensation arrangements of the Issuer and hereby reserves the right to reevaluate his and/or their investment in the Issuer and to acquire additional securities in the open market or otherwise.

Except as may occur in the ordinary course of business of the Issuer, Mr. Moroney does not have any present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or executive management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure, (vi) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) a series of securities of the Issuer being delisted from a national securities exchange or no longer being quoted in an inter-dealer quotation system of a registered national securities association, (viii) a series of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (ix) any

action similar to any of those described above. However, Mr. Moroney, in his capacity as chairman, president and Chief Executive Officer of the Issuer, may, from time to time, become aware of, initiate and/or be involved in discussions which relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

(a) As of the date of filing of this Statement, Mr. Moroney beneficially owns 579,519 shares, representing approximately 23.7% of the Series B Common Stock based on the number of shares outstanding as of October 30, 2015.* This includes:

•	76,049 shares held directly by Mr. Moroney (includes 60,000 shares issuable pursuant to stock options presently exercisable or exercisable within 60 days of the date hereof),

•	503,374 shares held by Preservation, representing approximately 20.6% of the Series B Common Stock based on the number of shares outstanding as of October 30, 2015, and

•	96 shares owned jointly by Mr. Moroney and his spouse.

*	This does not include 320 shares owned by Mr. Moroney’s spouse or 160 shares held in various trusts and corporations for the benefit of his minor children, as to which shares Mr. Moroney disclaims beneficial ownership.

As of the date of filing of this Statement, Preservation beneficially owns an aggregate of 503,374 shares.

(b) As of the date of filing of this Statement, Mr. Moroney has (i) the sole power to vote and sole dispositive power over 76,049 shares of the Series B Common Stock (includes 60,000 shares issuable pursuant to stock options presently exercisable or exercisable within 60 days of the date hereof) and (ii) the shared power to vote and shared dispositive power over 503,374 shares of the Series B Common Stock. Preservation and Mr. Moroney, as the controlling person of the general partner of Preservation, share voting and dispositive power over 503,374 shares of Series B Common Stock held by Preservation. In addition, Mr. Moroney shares voting and dispositive power with respect to 96 shares of Series B Common Stock held jointly by him and his spouse.

(c) Except as disclosed in Item 3, neither Preservation nor Mr. Moroney has effected any transaction involving shares of Series B Common Stock of the Issuer during the past 60 days.

(d) The partners of Preservation have the right to receive dividends from and proceeds from the sale of the Issuer’s Series B Common Stock held on their behalf. Mr. Moroney and his three siblings each hold an approximately one-quarter interest in Preservation.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016	JAMES M. MORONEY III, individually

/s/ James M. Moroney III
James M. Moroney III

Dated: February 12, 2016	MORONEY PRESERVATION LIMITED
By: Moroney Holdings, Inc., its General Partner

/s/ James M. Moroney III
James M. Moroney III
President, Moroney Holdings, Inc.